Exhibit 99.2

SOPHiA GENETICS™

VOTE

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Online

Go to **www.investorvote.com/SOPH** or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically, via proxy cards must be received by June 20, 2024, at 11:59 p.m. EDT/June 21, 2024, at 5:59 a.m. CEST.

SOPHiA GENETICS SA Shareholder Annual General Meeting Notice

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Important Notice Regarding the Availability of Proxy Materials for SOPHiA GENETICS SA Shareholder Annual General Meeting to be Held on June 24, 2024.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the shareholder annual general meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Annual Report for the financial year 2023 (including the 2023 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors' Reports) is available electronically to the shareholders as from the date of the Notice on the Company's website at https://ir.sophiagenetics.com/events/event-details/2024-annual-general-meeting. The Annual Report will be mailed on request free of charge to a shareholder. The proxy statement and annual report to shareholders are available at:

www.investorvote.com/SOPH

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/SOPH**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before June 03, 2024 to facilitate timely delivery.

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SOPHiA GENETICS SA’s Annual General Meeting of Shareholders will be held on Monday, June 24, 2024 at 8:00 a.m. EDT/ 2:00 p.m. CEST at the Offices of SOPHiA GENETICS SA, La Pièce 12, 1180 Rolle/VD, Switzerland Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommend a vote FOR Proposals 1 - 10: 1 . 2023 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The board of directors (the Board) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2023 be approved, and that the Auditors’ Reports be acknowledged. 2. Consultative Vote on the 2023 ESG Impact Summary (Sustainability Report) The Board proposes that the ESG Impact Summary (sustainability report) for the financial year 2023 be approved (consultative vote). 3. Discharge of the members of the Board of Directors and the Executive Committee The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2023. 4. Appropriation of 2023 Financial Results The Board proposes that the net loss of the Company for the financial year 2023 be carried forward as follows: Accumulated loss on January 1, 2023 Net loss for the year 2023 Accumulated losses to be carried forward CHF 253,208,109 CHF 58,130,396 CHF 311,338,505 5. Re - election of the Chair; re - election of the members of the Board of Directors The Board proposes the re - election of Troy Cox (as Chair and member of the Board) and Jurgi Camblong, Tomer Berkovitz, Jean - Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow (as members of the Board) for a term of office until completion of the 2025 Annual General Meeting. a. Re - election of Troy Cox (as Chair and member of the Board) b. Re - election of Jurgi Camblong (as member of the Board) c. Re - election of Tomer Berkovitz (as member of the Board) d. Re - election of Jean - Michel Cosséry (as member of the Board) e. Re - election of Kathy Hibbs (as member of the Board) f. Re - election of Didier Hirsch (as member of the Board) g. Re - election of Vincent Ossipow (as member of the Board) 6. Re - election of the members of the Compensation Committee The Board proposes the re - election of Jean - Michel Cosséry, Kathy Hibbs and Vincent Ossipow as members of the Compensation Committee, each for a term of office until completion of the 2025 Annual General Meeting, subject to their re - election as members of the Board. a. Re - election of Kathy Hibbs b. Re - election of Jean - Michel Cosséry c. Re - election of Vincent Ossipow 7. Election of the Independent Proxy The Board proposes to elect the notary firm PHC Notaires, in Lausanne/VD, Switzerland, as Independent Proxy for a term of office until the completion of the 2025 Annual General Meeting. 8. Re - election of the Statutory Auditors The Board proposes to re - elect PricewaterhouseCoopers SA (CHE - 497.306.752), in Pully/VD, Switzerland, as the Company’s statutory auditors for the financial year 2024. 9. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2025 Annual General Meeting The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the 2024 Annual General Meeting to the 2025 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2025 The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,851,310 for the financial year 2025. c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2024 The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 14,500,000 for the current financial year 2024. d. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,189,800 for the financial year 2023. 10. Amendments to the Articles of Association a. Capital Range (or Band) The Board proposes to amend Article 4a of the AoA (Capital Range) in order to extend the term of the capital range and, accordingly, to replace Article 4a para. 1 of the AoA. b. Conditional Share Capital The Board proposes to amend Article 4b of the AoA (Conditional Share Capital for Employee Participation) in order to increase the total amount of the conditional share capital and, accordingly, to replace Article 4b para. 1 of the AoA. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/SOPH — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials SOPHiA GENETICS SA” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by June 03, 2024 SOPHiA GENETICS SA Shareholder Annual General Meeting Notice